02051855

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Progress Energy, Inc.	0001094093
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Three Year Statement on Form U-12 (I) – B For Three Year Period Ending 2005 Exhibit C - Item 5(a)	File No: 012-00165
Electronic Report, Schedule or Registration Statement of Which the Documents Are A Part (give period of report)	SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, this 21 day of August, 2002.

Progress Energy, Inc.
(Registrant)

By: ....
Steven Carr
Associate General Counsel
Progress Energy Service Company, LLC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
Three year period ending 2004

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

1. Name and business address of person filing statement.

    See attached Exhibit A.

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

    None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

    Progress Energy, Inc. and its subsidiaries.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in such position or relationship.

    See attached Exhibit B.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

    See attached Exhibit C.

   (b) Basis for compensation if other than salary.

Salary (including incentive compensation, if any) from Progress Energy Service Company, LLC.

6. (To be answered in supplementary statement only. See instructions). Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

(a) Total amount of routine expenses charged to client:

Not applicable.

(b) Itemized list of all other expenses.

None.

Date: July 24, 2002

Progress Energy, Inc.

By:

/s/ Kendal C. Bowman
Kendal C. Bowman

/s/ Steven Carr
Steven Carr

/s/ Caroline Choi
Caroline Choi

/s/ William D. Johnson
William D. Johnson

/s/ John McArthur
John McArthur

/s/ David Roberts
David Roberts

/s/ Frank A. Schiller
Frank A. Schiller

EXHIBIT A

Names, positions, corporate affiliations and business addresses of individuals who may act during 2002, 2003, and 2004 in matters included within the exemption provided by paragraph (b) of Rule 71:

Progress Energy, Inc.

William D. Johnson

The business address of whom is:
c/o Progress Energy Service Company, LLC
Corporate Relations and General Counsel, PEB 1240
410 S. Wilmington Street
P.O. Box 1551
Raleigh, North Carolina 27601

Caroline Choi
John McArthur
David Roberts

The business address of each of whom is:
c/o Progress Energy Service Company, LLC
Public Affairs, PEB 1505
410 S. Wilmington Street
P.O. Box 1551
Raleigh, North Carolina 27601

Kendal C. Bowman
Steven Carr
Frank A. Schiller

The business address of each of whom is
c/o Progress Energy Service Company, LLC
Legal Department, PEB 17B2
410 S. Wilmington Street
P.O. Box 1551
Raleigh, North Carolina 27601

EXHIBIT B

Employer - Progress Energy Service Company, LLC

Name	Position
Kendal C. Bowman	Associate General Counsel, Legal Department of Progress Energy Service Company, LLC. Duties include representing Progress Energy, Inc. affiliates before the Federal Energy Regulatory Commission ("FERC") on applications filed with FERC, reviewing proposed rulemakings by FERC and communicating regularly with officers and employees of Progress Energy, Inc. and its subsidiaries to keep them apprised of issues pending before FERC and the U.S. Congress.
Steven Carr	Associate General Counsel, Legal Department of Progress Energy Service Company, LLC. Duties include advocating on behalf of Progress Energy, Inc. and its subsidiaries before the Securities and Exchange Commission ("SEC") on applications filed pursuant to the Public Utilities Holding Company Act of 1935 ("PUHCA") and communicating regularly with officers and employees of Progress Energy, Inc. and its subsidiaries to keep them apprised of issues pending before the SEC and U.S. Congress with respect to PUHCA.
Caroline Choi	Manager, Federal Regulatory Affairs of Progress Energy Service Company, LLC. Duties include lobbying members of the U.S. Congress on issues pertinent to the electric and gas industries, reviewing proposed federal legislation to determine impact on energy industries and communicating regularly with officers and employees of Progress Energy, Inc. and its subsidiaries to keep them apprised of issues pending before the U.S. Congress.
William D. Johnson	Executive Vice President and General Counsel of Progress Energy Service Company, LLC. Duties include representing Progress Energy, Inc. and its affiliates before FERC on applications filed with FERC, reviewing proposed rulemakings by FERC and communicating regularly with officers and employees of Progress Energy, Inc. and its subsidiaries to keep them apprised of issues pending before FERC and the U.S. Congress. Duties also include representing Progress Energy and its subsidiaries before the SEC on applications filed pursuant to PUHCA and communicating regularly with officers and employees of Progress Energy, Inc. and its subsidiaries to keep them apprised of issues pending before the SEC and U.S. Congress with respect to PUHCA.

John McArthur	Vice President, Public Affairs of Progress Energy Service Company, LLC. Duties include lobbying members of the U.S. Congress on issues pertinent to the electric and gas industries, reviewing proposed federal legislation to determine impact on energy industries and communicating regularly with officers and employees of Progress Energy, Inc. and its subsidiaries to keep them apprised of issues pending before the U.S. Congress.
David Roberts	Director, Federal Public Affairs of Progress Energy Service Company, LLC. Duties include lobbying members of the U.S. Congress on issues pertinent to the electric and gas industries, reviewing proposed federal legislation to determine impact on energy industries and communicating regularly with officers and employees of Progress Energy, Inc. and its subsidiaries to keep them apprised of issues pending before the U.S. Congress.
Frank A. Schiller	Vice President, Legal Department of Progress Energy Service Company, LLC. Duties include representing Progress Energy, Inc. and its affiliates before FERC on applications filed with FERC, reviewing proposed rulemakings by FERC and communicating regularly with officers and employees of Progress Energy, Inc. and its subsidiaries to keep them apprised of issues pending before FERC and the U.S. Congress.

EXHIBIT C

Name of Recipient	Salary or Other Compensation	Company from Whom Received
Kendal C. Bowman Steven Carr Caroline Choi William D. Johnson John McArthur David Roberts Frank A. Schiller	Compensation of named individuals will be filed by amendment on Form SE confidentially pursuant to 17 CFR § 250.104 under the Public Utility Holding Company Act of 1935	Progress Energy Service Company, LLC in each instance

CONFIDENTIAL TREATMENT

EXHIBIT C
Item 5(a)

Name of Recipient	Estimated Total Compensation for 2002	Estimated Total Compensation for 2003	Estimated Total Compensation for 2004	Person or Company from whom received or to be received
Kendal C. Bowman	$102,000	$105,000	$111,000	Progress Energy, Inc.
Steven Carr	$170,000	$173,000	$181,000	Progress Energy, Inc.
Caroline Choi	$123,000	$123,000	$129,000	Progress Energy, Inc.
William D. Johnson	$1,096,000	$1,344,000	$1,747,000	Progress Energy, Inc.
John McArthur	$187,000	$254,000	$278,000	Progress Energy, Inc.
Robert McGehee	$1,546,000	$1,693,000	$2,013,000	Progress Energy, Inc
David Roberts	$161,000	$163,000	$172,000	Progress Energy, Inc.
Frank A. Schiller	$303,000	$344,000	$431,000	Progress Energy, Inc.